Exhibit 99.1

Cook Children's Medical Center reaches 500th procedure milestone using IMRIS iMRI

Intraoperative MR imaging improves surgical vision, reduces re-operation risk in treating epilepsy, tumors, other neurological disorders

MINNEAPOLIS, Aug. 8, 2013 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the "Company") today announced that a craniotomy recently performed on a five-year-old boy with epilepsy was the 500th neurosurgical case at Cook Children's Medical Center in Fort Worth, Texas, using its intraoperative MRI (iMRI) system. Cook Children's was the second children's hospital in the U.S. and fourth hospital worldwide with an IMRIS system that features a high-field MRI which moves between surgical and diagnostic rooms using ceiling-mounted rails.

"Using the intraoperative MRI allows us to clearly differentiate the tissue targeted for removal whether resecting for tumor or epilepsy," said Dr. John Honeycutt, Medical Director of the Cook Children's Department of Neurosurgery, who conducted the milestone operation. "With this enhanced vision, we can remove it more completely while avoiding critical structures and minimize returns to the operating room for repeat procedures."

The IMRIS VISIUS® Surgical Theatre with iMRI allows neurosurgeons to take high-quality MR images during surgery to see the area of the brain they are operating on in exquisite detail, see tumor size and shape, and distinguish between healthy and unhealthy tissue more easily. The surgeon can take images before completing the surgery and check if additional tumor or abnormal tissue removal is needed to reduce risk of re-operation. Unlike other iMRI systems, the scanner moves to the patient inside the OR so the surgical team can maintain optimal surgical positioning, access and techniques.

The Cook Children's VISIUS iMRI was the first IMRIS suite installed with two adjoining rooms - one intended for surgery and the other for diagnostic scanning. In addition to tumor resection and epilepsy treatment, the surgical theater has been used for cases of chiari malformation, deep brain stimulation, hydrocephalus, and other neurological conditions. Honeycutt said the diagnostic portion of the suite has been helpful in ongoing epilepsy patient care and research.

"As one of the few pediatric neurosurgical centers with an IMRIS VISIUS iMRI today and one of the largest neurosurgical programs in the Southwest, we continue to find ways to demonstrate our institution's commitment to the care of children with these complex neurological disorders," Honeycutt added.

IMRIS CEO Jay D. Miller said hospitals with VISIUS iMRI are realizing its value. "Using intraoperative imaging for these complex procedures has brought improved outcomes for patients and this is reflected in the increasing volume and variety of procedures."

About Cook Children's Health Care System
Cook Children's Health Care System is a not-for-profit, nationally recognized pediatric health care organization comprised of seven entities - a medical center, a physician network, a home health company, Cook Children's Northeast Hospital, a pediatric surgery center, a health plan, and the health foundation. Based in Fort Worth, Texas, the integrated system has more than 60 primary and specialty care offices throughout North Texas. Its service region includes Denton, Hood, Johnson, Parker, Tarrant, and Wise counties, with an additional referral area encompassing nearly half the state.

Cook Children's traces its roots back to 1918, but throughout its continual change and robust growth, it still embraces an inspiring promise - to improve the health of every child in its region through the prevention and treatment of illness, disease, and injury. To live up to this promise, Cook Children's combines the art of caring with the use of leading technology and extraordinary collaboration to provide exceptional care for every child, every day. For more information, please visit www.cookchildrens.org.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular and cerebrovascular markets and have been selected by 54 leading medical institutions around the world.

Image with caption: "Cook Children's Medical Center reaches 500th procedure milestone using IMRIS intraoperative MRI. (CNW Group/IMRIS Inc.)". Image available at: http://photos.newswire.ca/images/download/20130808_C4788_PHOTO_EN_29684.jpg

SOURCE: IMRIS Inc.

%CIK: 0001489161

For further information:

For further Cook Children's Medical Center information, contact:

Kristin Peaks
Tel: 682-885-1080
Email: kristin.peaks@cookchildrens.org

For further IMRIS information, please contact:

Kelly McNeill
IMRIS Inc.
Tel: 763-203-6304
Email: kmcneill@imris.com

CO: IMRIS Inc.

CNW 10:20e 08-AUG-13